Exhibit 99.1

Exhibit 1.4 For Ministry Use Only À l'usage exclusif du ministère Ontario Corporation Number Numéro de la société en Ontario Form 3 Business Corporations Act Formule 3 Loi sur les sociétés par actions ARTICLES OF AMENDMENT STATUTS DE MODIFICATION 1.The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS) 2.The name of the corporation is changed to (if applicable ): (Set out in BLOCK CAPITAL LETTERS) Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) : 3.Date of incorporation/amalgamation: Date de la constitution ou de la fusion : (Year, Month, Day) (année, mois, jour) 4.Complete only if there is a change in the number of directors or the minimum / maximum number of directors. Il faut remplir cette partie seulement si le nombre d’administrateurs ou si le nombre minimal ou maximal d’administrateurs a changé. Number of directors is/are:minimum and maximum number of directors is/are: Nombre d'administrateurs :nombres minimum et maximum d'administrateurs : Number Nombre minimum and maximum minimum et maximum or ou 5.The articles of the corporation are amended as follows: Les statuts de la société sont modifiés de la façon suivante :

6.The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the Business Corporations Act. La modification a ete dOment autorisee conformement aux articles 168 et 170 (selon le cas) de la Loi sur les societes par actions. 7.The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on Les actionnaires ou les administrateurs (selon le cas) de la societe ont approuve la resolution autorisant la modification le 2021/01/12 (Year, Month, Day) (annee, mois, jour) These articles are signed in duplicate. Les presents statuts sont signes en double exemplaire. GREENBROOK TMS INC. (Print name of corporation from Article 1 on page 1) (Veuillez ecrir le nom de la societe de l'article un a la page une). By/ Par : (Signature) (Signature) William Leonard President and Chief Executive Officer (Description of Office) (Fonction)